Mail Stop 4561

April 14, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund, Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Gateway Tax Credit Fund, Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **File No. 0-17711**

Dear Mr. Oorlog:

       We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief